UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017787

NO ACT
P.E 1-28-03
1-8207

March 31, 2003

Meredith B. Cross
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, DC 20037-1420

Act 1934
Section
Rule 14A-8
Public Availability 3/31/2003

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2003

Dear Ms. Cross:

This is in response to your letters dated January 28, 2003 and March 4, 2003 concerning the shareholder proposal submitted to Home Depot by John Chevedden. We also have received letters from the proponent dated January 31, 2003 and March 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
APR 03 2003
THOMSON FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, DC 20037-1420
TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363
WWW.WILMER.COM

MEREDITH B. CROSS
(202) 663-6644
MEREDITH.CROSS@WILMER.COM

399 PARK AVENUE
NEW YORK, NY 10022-4697
TELEPHONE (212) 230-8800
FACSIMILE (212) 230-8888

100 LIGHT STREET
BALTIMORE, MD 21202-1036
TELEPHONE (410) 986-2800
FACSIMILE (410) 986-2828

1600 TYSONS BOULEVARD
10TH FLOOR
TYSONS CORNER, VA 22102-4859
TELEPHONE (703) 251-9700
FACSIMILE (703) 251-9797

4 CARLTON GARDENS
LONDON SW1Y5AA, ENGLAND
TELEPHONE 011 (44) (20) 7872-1000
FACSIMILE 011 (44) (20) 7839-3537

RUE DE LA LOI 15 WETSTRAAT
B-1040 BRUSSELS, BELGIUM
TELEPHONE 011 (32) (2) 285-4900
FACSIMILE 011 (32) (2) 285-4949

FRIEDRICHSTRASSE 95
D-10117 BERLIN, GERMANY
TELEPHONE 011 (49) (30) 2022-6400
FACSIMILE 011 (49) (30) 2022-6500

January 28, 2003

By Hand

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. - Notice of Intent to Omit Stockholder Proposal

Ladies and Gentlemen:

On behalf of The Home Depot, Inc., a Delaware corporation ("Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal (the "Stockholder Proposal") from the proxy materials for the Company's 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials"). The Stockholder Proposal was submitted by John Chevedden (the "Proponent"). The Company requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Stockholder Proposal from its 2003 Proxy Materials for the reasons set forth below. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

The Proponent submitted a proposal to the Company by a letter dated December 3, 2002 (the "Proponent Letter"), a copy of which is attached hereto as Exhibit A. The Proponent Letter sets forth the following proposal:

3 - Allow Shareholder Vote on any Poison Pill
This topic won an overall 60%-yes vote at 50 companies in 2003

> This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

The Stockholder Proposal also includes a supporting statement that cites a number of other factors and concerns of the Proponent, some of which are unrelated to the Stockholder

Proposal and materially false and misleading. The Company believes that the entire Stockholder Proposal should be excluded based on this supporting statement.

<u>The Stockholder Proposal and the Supporting Statement are Misleading in their Entirety and Contrary to the Commission's Rules, Including Rule 14a-9 under the Exchange Act (Rule 14a-8(i)(3))</u>

Rule 14a-8(i)(3) allows a registrant to exclude a stockholder proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14 ("SLB No. 14"), published on July 14, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." *See also* Dow Jones & Company, Inc. (March 9, 2000). As set forth below, the Proposal contains precisely the types of inaccuracies and deficiencies that make Staff review unproductive.

The Company believes that the Stockholder Proposal contains a number of statements that are false and misleading within the meaning of Rule 14a-9, for example:

1. Without citation to any source, the Proponent states that the topic of the Stockholder Proposal won an average of a 60%-yes vote at 50 companies in 2003. This statement is not relevant to the vote of the Company's shareholders and potentially misleading. The Staff has concurred with assertions that this statement is misleading and required the Proponent to make corrections to several similar proposals for shareholder vote on poison pills. *See, e.g.,* UST, Inc. (December 26, 2002); Exxon Mobil Corp. (March 26, 2002); Minnesota Mining and Manufacturing Co. (March 18, 2002); El Paso Corp. (March 11, 2002); Occidental Petroleum Corp. (March 7, 2002); PG&E Corp. (March 1, 2002); Kimberly-Clark Corp. (February 1, 2002). Moreover, this statement is misleading to shareholders due to its inclusion as a part of the title of the Proposal, rather than in the supporting statement. Accordingly, even if the Proponent were to provide factual support for this statement, it should be moved so that it is clear that it is part of the supporting statement.

2. The Proponent cites an unspecified 2001 Harvard Business School study that found "that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value." By citing the study, the Proponent is attempting to mislead stockholders into believing that the Company does not employ good corporate governance practices. Additionally, the statement is misleading to the extent that it implies that the mere existence of a poison pill is dispositive of poor corporate governance. In AlliedSignal, Inc. (January 15, 1998), the Staff concurred that portions of the supporting statement that the proponent had submitted which selectively quoted various publications in order to call into question the registrant and its practices were properly excludable. *See also* UST, Inc. (December 26, 2002); Allegheny Energy, Inc. (December 24, 2002); Minnesota Mining and Manufacturing Co. (March 18, 2002). The implication that the

Company employs poor corporate governance is particularly misleading to shareholders in light of the fact that that it has been frequently cited by independent sources for its good governance. *See, e.g.*, Louis Lavelle, *The Best & Worst Boards*, BUSINESS WEEK, Oct. 7, 2002 (discussing developments in corporate governance and ranking the Company's board of directors among the top ten in its annual survey). Accordingly, this portion of the Stockholder Proposal should be omitted as misleading.

3. Again without citation to any source, the Proponent assigns certain conclusory and inflammatory beliefs to "some corporate governance experts" and to "others." Stating, among other things, that "a company with good governance will perform better over time," and that employing "good governance . . . decreases the risk of bad things happening to a company." These statements lack factual support and are misleading because they do not refer to specific groups or individuals. In UST, Inc. (December 26, 2002) the Staff concurred in the registrant's view that similar statements made by the Proponent were misleading and indicated that it would not recommend enforcement action if the registrant excluded the statements unless the Proponent "specifically identify[ed] the persons or entities referenced . . . and provide[ed] factual support in the form of a citation to a specific source." By implication, these statements assert that the Company practices poor corporate governance and threaten dire consequences for shareholders as a result. Notwithstanding the unattributed nature of these statements, the Company believes that the unsupported and unfounded implication of poor governance is particularly misleading to shareholders and would require their exclusion from the 2003 Proxy Materials even if the "experts" and "others" were identified.

4. Under the heading "Challenges Faced by our Company" the Proponent alleges that certain events demonstrate a need for shareholders to have an expanded role in voting and that a poison pill may be more likely to be considered by management because the company's share price is down substantially.

Among the points that the Proponent cites that are false and misleading in the context in which they are discussed are:

- "Home Depot has been a dog among large-caps."

This statement (for which the Proponent does not provide a precise citation) is misleading and inflammatory because it does not present any objective measure for supporting the statement, nor does it define what the term "dog" meant in the context in which it was used. In addition to being used out of the context in which it appeared in the article, the statement is misleading because the Business Week article does not support the Proponent's position. Instead, the article states that the Company has "been free of the accounting and corporate-governance troubles plaguing so many blue chips . . . [and its] fundamentals are sound: [e]arnings are up, and the balance sheet has nearly $ 6 billion in cash and just $ 1.3 billion of debt." Gene G. Marcial, *Home Depot: Hammered*, BUSINESS WEEK, October 28, 2002. The Notes to Rule 14a-9 state that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be considered misleading within the meaning of the rule. The Staff has consistently concurred with registrants proposing to exclude unfounded assertions and inflammatory personal opinions. *See, e.g.,* Idacorp, Inc. (January 9, 2001); General Magic, Inc. (May 1, 2000).

- "Weak outlook sends Home Depot shares down 13% in one day, November 19, 2003."

This statement is misleading because it ignores the Company's overall results and focuses on a single day. The allegation that there is a causal relationship between the Company's "outlook" and its share price is unsupported. More importantly, the one-day performance of the Company's stock and the Proponent's conclusions regarding the Company's outlook are completely unrelated to the subject of the Stockholder Proposal. The Staff has previously concluded that portions of supporting statements that "may be confusing and misleading to shareholders because they are unrelated to the subject matter" of the proposal are properly excludable. Unocal Corp. (March 7, 1996). Accordingly, the Staff has consistently concurred with registrants proposing to exclude such statements to the extent they are unrelated to the subject of the shareholder proposal. *See, e.g.,* Bob Evans Farms, Inc. (June 6, 2001); Burlington Northern Santa Fe Corp. (January 31, 2001); Boise Cascade Corp. (January 23, 2001); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999).

- "Home Depot results contracted [sic] sharply with Lowe's which topped Wall Street estimates."

This statement is false and misleading as written because the Company's results did not "contract" with Lowe's. Assuming that the Proponent intended to state that the Company's results contrasted with Lowe's, the statement is irrelevant to the Company's shareholders' vote. The Company's competition with and performance relative to Lowe's have no bearing on the subject of the Stockholder Proposal, namely shareholder approval of any poison pill. This statement should be excluded because it would be confusing and misleading to shareholders and is unrelated to the Stockholder Proposal. *See id.* Moreover, any claim that the Company's results contrasted with Lowe's is also misleading to shareholders because the supporting statement lacks any quantitative evidence of "Wall Street estimates" and any "contrasted" claim is subjective and intended to imply that the Company performed poorly.

- "Lowe's stores, with high marks for customer service, are hurting Home Depot sales."

This statement should be excluded because it is completely unrelated to the subject of the Stockholder Proposal and, therefore, misleading to shareholders. *See id.* As with the previous statements, whether or not Lowe's stores have good customer service and whether or not the fact of such customer service has an impact on the Company's sales are factually unsupported and irrelevant to the issue of whether the Company's shareholders should approve any poison pill.

- "New Home Depot stores cannibalized 22% of existing stores."

The statement that new stores have cannibalized 22% of existing stores is misleading in the context in which it is presented and implies that the opening of new stores has resulted in 22% lower sales in existing stores. In fact, the Company reported in its 2002 10-K that in order "[t]o increase customer service levels, gain incremental sales and enhance long-term market penetration, we often open new stores near the edge of the market areas served by existing stores. While these openings may initially have a negative impact on comparable store-for-store sales, we believe this 'cannibalization' strategy increases customer satisfaction and overall market share by reducing delays in shopping, increasing utilization by existing customers and attracting new customers to more convenient locations." Therefore, the Stockholder Proposal fails to provide a balanced presentation of the Company's strategy because it fails to acknowledge the benefits identified by the Company in the 10-K. Additionally, this statement should be excluded because it is unrelated to the subject matter of the Stockholder Proposal and, thus, confusing to shareholders. *See, e.g.* Bob Evans Farms, Inc. (June 6, 2001); Burlington Northern Santa Fe Corp. (January 31, 2001); Boise Cascade Corp. (January 23, 2001); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Unocal Corp. (March 7, 1996).

- "Things are getting worse at Home Depot before they get better, says analyst."

This unattributed statement is misleading because it appears to imply without any support that the Company's share price and operating performance will decline. The notes to Rule 14a-9 also describe predictions as to specific future market values as examples of statements that may be excluded from shareholder proposals. In addition to being wholly unrelated to the subject of the Stockholder Proposal, this statement plainly violates the spirit of the proxy rules because it implies a lower market value for the Company's stock in the future, and impugns the character and integrity of the Company, each without any factual basis.

In sum, these conclusory and inflammatory statements violate the letter and the spirit of the proxy rules, are not based in fact, and could mislead stockholders into believing that the Company's corporate governance is flawed, that its practices are illegal or immoral, or that the Company is not managed in a manner consistent with other public companies. Accordingly, this entire section of the Stockholder Proposal should be omitted from the 2003 Proxy Materials as false and misleading.

5. In another attempt to mislead shareholders, the Proponent refers to a series of "shareholder restrictions." Specifically, the supporting statement cites the lack of cumulative shareholder voting, lack of shareholder ballot confidentiality, and lack of shareholder right to call special meetings as examples of such "restrictions." These references are not only inherently misleading but also substantively false. There is simply nothing in the Delaware General Corporation Law that grants shareholders the intrinsic right to cumulative voting, confidential ballots, or to call special meetings. As such, any attempt to characterize the absence of any of these as a "restriction" is misleading because it implies that the Company has imposed limitations on shareholders that are more oppressive than other Delaware companies. As another example of "shareholder restrictions" Proponent points to the alleged inability of shareholders to act by written consent. This allegation is also false and misleading. Section 9 of ARTICLE I of the Company's Amended and Restated Bylaws, a copy of which are attached hereto as Exhibit B, provides that any action required or able to be taken at a meeting of the stockholders may be taken without a meeting if consent in writing setting forth the action is signed by the holders of at least the minimum number of votes necessary to take such action.

6. The reference to the Council of Institutional Investors ("CII") is false and

misleading. The Proponent provides no factual support for this statement such as a citation to any specific instance in which CII has called for shareholder approval of shareholder rights plans. Moreover, even if the Proponent were to provide factual support, the statement standing alone is misleading in the context in which it is presented and is properly excludable as a selective quotation offered to call into question the Company's practices. *See* Allied Signal (January 15, 1998). Finally, the Staff has recently concurred in a registrant's view that general references to the CII website in a similar proposal submitted by the Proponent were false and misleading. *See* Allegheny Energy, Inc. (December 24, 2002). As such, the entire reference to CII should be omitted from the 2003 Proxy Materials as false and misleading.

Even if the staff does not concur that the Stockholder Proposal may be excluded in its entirety, the Company believes that it will require substantial revision to cure all of the false and misleading statements contained therein. Specifically, the Company believes that the Proponent must be required to: (i) move any argumentative language from the title of the proposal to the body of the supporting statement in order to avoid confusion, (ii) provide citations and sources for all assertions of fact contained in the supporting statement or otherwise indicate where he has presented his personal opinion as fact, (iii) eliminate all out-of-context and selective quotation from news sources designed to mislead shareholders, (iv) remove all statements that impugn the character of the Company or imply illegal or improper action by the Company, (v) delete all statements that are unrelated to the subject matter of the Stockholder Proposal, and, (vi) eliminate all factual inaccuracies. This would require revision of every paragraph of the Stockholder Proposal. Ultimately, the Company believes that the Stockholder Proposal contains so many statements requiring revision or deletion that any such attempt would effectively result in an entirely new proposal.

The Company recognizes that in Hewlett-Packard Co. (December 17, 2002) the Staff did not grant no-action relief to a company that sought to exclude under 14a-8(i)(3) an entire proposal similar to the Stockholder Proposal (and submitted by the Proponent). We note however, that the proposal submitted in Hewlett-Packard was not as substantially misleading and did not contain the same degree of actual falsity (such as the allegation that shareholders lack the ability to act by written consent) as the Stockholder Proposal. The Company believes that the Stockholder Proposal will require substantially more detailed and extensive editing than the proposal submitted in Hewlett-Packard and is, as such, most analogous to the proposal considered by the Staff in Dow Jones & Company and the types of proposals contemplated in SLB No. 14. Consequently, the entire Stockholder Proposal should be omitted from the 2003 Proxy Materials.

<u>Conclusion</u>

Based upon the reasons set forth above, the Company has concluded that it may exclude the entire the Stockholder Proposal in accordance with Rules and 14a-8(i)(3) and 14a-9 under the Exchange Act and requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Stockholder Proposal from the 2003 Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to the issuance of its response.

We would greatly appreciate the Staff's response at its earliest convenience. Given the number of proxy statements that the Company needs to prepare for mailing (in excess of 2 million), the Company will need to know the complete contents of the 2003 Proxy Materials on or about April 1, 2003.

By copy of this letter the Company is also concurrently notifying the Proponent of the Company's intention to omit the Stockholder Proposal from the 2003 Proxy Materials and its reasons for deeming the omission proper. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff.

Should you have any questions relating to this submission, please contact the undersigned at (202) 663-6644 or David M. Lynn of our office at (410) 986-2802.

Very truly yours,

Meredith B. Cross

Enclosures

Copy to:
Mr. John Chevedden (via FedEx)

Exhibit A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Robert Nardelli
Chairman
Home Depot, Inc. (HD)
2455 Paces Ferry Road N.W.
Atlanta, GA 30339
Phone: (770) 433-8211
Fax: (770) 431-2685

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this established topic proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt, 2001-2002, said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature] 12-03-02

John Chevedden
Shareholder

cc: Frank Fernandez
Corporate Secretary
PH: 770/433-8211
FX: 770/384-2739

3 – Allow Shareholder Vote on any Poison Pill
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Challenges Faced by our Company

I believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have an expanded role in voting, particularly in voting on any poison pill that may be considered by our company. A poison pill may be more likely to be considered by our management since our share price is down substantially.

Home Depot challenges include:

1) Home Depot shares fell more than 50% in 2002.
2) Home Depot has been a dog among large-caps, *Business Week*.
3) Weak outlook sends Home Depot shares down 13% in one day, November 19, 2002.
4) Home Depot results contrasted sharply with Lowe's which topped Wall Street estimates.
5) Lowe's stores, with high marks for customer service, are hurting Home Depot sales.
6) New Home Depot stores cannibalized 22% of existing stores.
7) Things are getting worse at Home Depot before they get better, says analyst.

I believe that a shareholder vote on any poison pill can be viewed as part of a larger issue – maximization of shareholder opportunity to give guidance to management when necessary. Currently we are subject to these shareholder restrictions:

1) No cumulative shareholder voting.
2) Shareholder ballots are not confidential.
3) No shareholder right to act by written consent.
4) No shareholder right to call a special meeting.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills.

Allow Shareholder Vote on any Poison Pill
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

Exhibit B

THE HOME DEPOT, INC.

BY-LAWS (AMENDED AND RESTATED)

ARTICLE I.

MEETINGS OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such time and place as the Board of Directors may by resolution provide. Notice of any other business to be brought before an annual meeting of stockholders by a stockholder must be provided in writing to the Secretary of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the date of the meeting. Such stockholder's notice shall set forth (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner. In addition, if the stockholder intends to solicit proxies from the stockholders of the Corporation, such stockholder's notice shall notify the Corporation of this intent. If a stockholder fails to notify the Corporation of his or her intent to solicit proxies and does in fact solicit proxies, the Chairman of the Board shall have the authority, in his or her discretion, to strike the proposal or nomination by the stockholder.

SECTION 2. Special meetings of the stockholders may be called at any time by the Chairman of the Board, the President or the Board of Directors.

SECTION 3. Written notice of the time and place of every annual or special meeting of the stockholders shall be given at least ten but not more than sixty days previous to such meetings by personal delivery to the stockholder of a copy of such notice or by mailing a copy of such notice addressed to the stockholder at his post office address as the same shall appear on the record of stockholders of the Corporation or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to him at some other address, then addressed to him at such other address; provided, however, that notice of any meeting to take action on a proposed merger or consolidation of the Corporation or on a proposed sale of all or substantially all of the assets of the Corporation shall be given at least twenty but not more than sixty days prior to such meeting. Notice of a special meeting of the stockholders shall also state the purpose or purposes for which the meeting is called. Each notice of a special meeting of stockholders shall indicate that it has been issued by or at the direction of the person or persons calling the meeting. Notice shall be deemed given when deposited, postage prepaid, in a United States post office or official depository. A written waiver of notice signed by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

SECTION 4. Every annual meeting of the stockholders shall be held at such place within or without the State of Delaware as may be determined by the Board of Directors and stated in the notice of any such meeting, and every special meeting shall be held at such place within or without the State of Delaware as may be stated in the notice of such special meeting.

SECTION 5. No business shall be transacted at any special meeting of the stockholders except that business which related to the purpose or purposes set forth in the notice of the meeting.

SECTION 6. At each meeting of the stockholders there shall be present, either in person or by proxy, the holders of a majority of the shares of the Corporation entitled to vote thereat in order to constitute a quorum. Any meeting of the stockholders at which a quorum is not present may be adjourned from time to time to some other time without any new notice other than an announcement at the meeting by the votes cast in person or by proxy of the holders of a majority of those shares which are cast on a motion to adjourn, provided, however, that if any adjournment is for more than thirty days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 7. At all meetings of the stockholders, all questions except as otherwise required by the laws of the State of Delaware shall be determined by a majority of the votes cast at the meeting of the holders of shares entitled to vote thereon. Upon all questions, every stockholder of record shall be entitled at every meeting of stockholders to one vote for every share of common stock standing in his name on the books of the Corporation and qualified to vote. Holders of shares of $50 Series A Preferred Stock and $50 Series B Preferred Stock all have not right to vote such shares at any meeting of stockholders and shall have no voice in the management of the Corporation.

SECTION 8. At all meetings of the stockholders, absent stockholders entitled to vote thereat may vote by proxy or by the attorney-in-fact thereof. No proxy shall be valid after the expiration of three years from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it except as otherwise provided by the laws of the State of Delaware.

SECTION 9. Any action required to be taken or which may be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if consent in writing, setting forth the action so taken, shall be signed by the holders of stock having not less than the minimum number of votes necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate actions without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE II.

DIRECTORS

SECTION 1. The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as otherwise provided by law and except as hereinafter otherwise provided for filling vacancies, the directors of the Corporation shall be elected by the stockholders entitled to vote at the annual meeting of the stockholders, to hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his earlier resignation or removal.

SECTION 2. An annual meeting of the Board of Directors shall be held after each annual election of directors. If such election occurs at an annual meeting of stockholders, the annual meeting of the Board of Directors shall take place as soon after such written consent is duly filed with the Corporation as is practicable.

SECTION 3. Special meetings of the Board of Directors shall be called at any time by the Secretary at the direction of the Chairman of the Board, the President or a majority of the directors.

SECTION 4. Written notice of each special meeting of the Board of Directors shall be given to each member thereof specifying the time and place of the meeting. Notice shall be given by first class mail, telegram, radiogram, telex or personal service. At least forty-eight hours' notice must be given by telegram, radiogram, telex or personal service when less than six days' notice is given. If notice to a director is given by mail, the notice shall be directed to him at the address designated by him for the purpose, or, if none is designated, at his last known address, and shall be deemed given when deposited, postage prepaid, in a post office or official depository of any nation. If notice to a director is given by telegram, radiogram or telex, it shall be directed to his last known address and, in the case of notice by telegram or radiogram, shall be deemed given when received by the communications carrier. Notice by telex shall be deemed given when transmitted. A written waiver of notice signed by the director entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

SECTION 5. Except for meeting held after an annual meeting of stockholders, meetings of the Board of Directors shall be held at such place as may be specified in the notice thereof, or, if no place is specified in the notice, at such other place or places as the Board of Directors may from time to time fix thereof.

SECTION 6. Members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar communications equipment by means of which all person participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

SECTION 7. A majority of the total number of directors shall be necessary to constitute a quorum for the transaction of business and the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Any regular or special meeting of the Board at which a quorum is not present may be adjourned from time to time to some other place or time or both by a majority of the directors present without any new notice other than an announcement at the meeting.

SECTION 8. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors and to the extent permitted by law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to (i) amend the certificate of incorporation, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, (iv) recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution or (v) amend the by-laws of the Corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

SECTION 9. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board consent thereto in writing and the writing is filed with the minutes of proceedings of the Board.

SECTION 10. The Board of Directors of the Corporation shall consist of not less than three nor more than fifteen members, the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

SECTION 11. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by resolution of the Board of Directors.

SECTION 12. A majority of the Board of Directors shall be independent. A director shall be considered independent for purposes hereof if he or she has no relationship with the Company that may interfere with the exercise of his or her independence from management and the Company. Examples of relationships that would be considered as interfering with such exercise include:

1. a director being employed or having been employed by the Company;
2. a director being a member of the immediate family of an individual who is, or has been, employed by the Company or any of its affiliates as an executive officer;
3. a director being employed by a significant customer or supplier of the Company;
4. a director being affiliated with a paid advisor or consultant to the Company;
5. a director having a personal services contract with the Company;
6. a director being employed by a foundation, university or other nonprofit institution that has received significant charitable contributions from the Company that are disclosed in the Company's proxy statement; and
7. a director being employed as an executive officer of another company where any of the Company's executive officers serves on that company's compensation committee.

For purposes of item 3 above, "significant" shall have the meaning set forth in the Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees (February 1999), which references Section I.34(a)(4) of the American Law Institute Principles of Corporate Governance and the accompanying commentary to that Section.

ARTICLE III.

OFFICERS

SECTION 1. The Board of Directors, at the annual meeting thereof, shall appoint a Chairman of the Board, a President, a Treasurer and a Secretary. The Board may at any time appoint one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. Each such officer shall serve from time of his appointment until a successor shall be chosen and qualified or until his earlier resignation or removal. The compensation of the officers shall be fixed by the Board.

SECTION 2. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall be the chief executive officer and head of the Corporation and, subject to the Board of Directors, shall have the general control and management of the business and affairs of the Corporation. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

SECTION 3. The President shall be the Chief operating officer of the Corporation and, subject to the Board of Directors and the Chairman of the Board, shall have control of the operational aspects of the business and affairs of the Corporation. He shall see that all orders of the Chairman of the Board are carried into effect, and shall perform all other duties necessary to his office or properly required of him by the Board or the Chairman of the Board.

SECTION 4. During the absence or disability of the President, or during a vacancy in the office of President, the Vice President with the greatest seniority shall perform the duties and have the powers of the President.

SECTION 5. The Secretary shall have custody of the seal of the Corporation. He shall keep the minutes of the Board of Directors, and of the stockholders, and shall attend to the giving and serving of all notices of the Corporation. He shall have charge of the certificate book and such other books and papers as the Board may direct; and he shall perform such other duties as may be incidental to his office or as may be assigned to him by the Board of Directors. He shall also keep or cause to be kept a stock book, containing the names, alphabetically arranged, of all persons who are stockholders of the Corporation showing their respective addresses, the number of shares registered in the name of each, and the dates when they respectively became the owners of record thereof, and such books shall be open for inspection as prescribed by the laws of the States of Delaware. During the absence or disability of the Secretary, or during a vacancy in the office of Secretary, the Assistant Secretary with the greatest seniority shall perform the duties and have the powers of the Secretary.

SECTION 6. The Treasurer shall have the care and custody of the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks as the Board of Directors may determine. The Treasurer shall also have the care and custody of the Corporation's books of account and he shall be responsible for the general and cost accounting functions of the Corporation. During the absence or disability of the Treasurer, or during a vacancy in the office of Treasurer, the Assistant Treasurer with the greatest seniority shall perform the duties and have the powers of the Treasurer.

ARTICLE IV.

RESIGNATIONS, REMOVALS, VACANCIES AND

INDEMNIFICATION OF DIRECTORS AND OFFICERS

SECTION 1. Any director or officer may resign his office at any time, such resignation to be made in writing and to take effect from the time of its receipt by the Corporation, unless some future time be fixed in the resignation and in that case from that time. The acceptance of a resignation shall not be required to make it effective. Nothing herein shall be deemed to affect any contractual rights of the Corporation.

SECTION 2. Any officer may be removed with or without cause at any time by the Board of Directors. Any employee of the Corporation may be removed at any time by the Board of Directors or by an officer. The removal of an officer or employee without cause shall be without prejudice to his contractual rights, if any. The election or appointment of an officer or employee shall not of itself create contractual rights. Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

SECTION 3. Any vacancy or newly created directorship on the Board of Directors may be filled by a majority vote of the Directors then in office, or by majority vote of the stockholders.

SECTION 4. Each former, present or future director, officer, employee or agent of the Corporation, and each person who may serve at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Corporation in all events, to the fullest extent and in the manner permitted by the laws of the State of Delaware then in effect.

ARTICLE V.

COMMON STOCK

SECTION 1. Certificates for shares of the common stock of the Corporation shall be numbered and registered on the books of the Corporation in the order in which they shall be issued and shall be signed by the Chairman of the Board, the President or a Vice President, and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer and sealed with the seal of the Corporation.

SECTION 2. Transfers of shares shall be made upon the books of the Corporation (i) only by the holder thereof in person or by power of attorney duly executed and filed with the Corporation, (ii) in accordance with the Shareholders Agreement, and (iii) upon the surrender to the Corporation of the certificate or certificates for such shares.

ARTICLE VI

PREFERRED STOCK

SECTION 1. Certificates for shares of the $50 Series A Preferred Stock and the $50 Series B Preferred Stock of the Corporation shall be numbered and registered on the books of the Corporation in the order in which they shall be issued and shall be signed by the Chairman of the Board or the President or a Vice President, and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer and sealed with the seal of the Corporation.

SECTION 2. In accordance with the terms under which such preferred shares were issued, all of the shares of the $50 Series A Preferred Stock of the Corporation shall be deemed by the Corporation at its election expressed by resolution of the Board of Directors but no later than six (6) calendar months following the close of any fiscal year at which the Net Worth of the Corporation and any subsidiaries thereof, computed in accordance with generally accepted accounting principles consistently applied on a consolidated basis, shall be equal to or exceed Ten Million Dollars ($10,000,000.00), and subject to there being sufficient surplus to repurchase all of the Common Shares which the Corporation is obligated to repurchase pursuant to the Shareholders Agreement.

SECTION 3. In accordance with the terms under which such preferred shares were issued, the shares of the $50 Series B Preferred Stock of the Corporation shall be redeemed by the Corporation at the election of the holder of such shares; provided, however, that such election may not be exercised at any time prior to the redemption of the Series A Preferred Stock.

ARTICLE VII.

CHECKS, DRAFTS AND NOTES

The Chairman of the Board or the President or any officers designated by Resolution of the Board of Directors shall sign all checks and drafts necessary to be drawn and may accept any drafts drawn upon the Corporation in due course of business. No check or draft shall be endorsed by the Corporation and no promissory note, bond, debenture or other evidence of indebtedness shall be made, signed, issued or endorsed by the Corporation unless signed by the Chairman or the President or any officer designated under powers given by a resolution of the Board except that any officer may endorse for collection or deposit only, expressly stating the purpose of such endorsements, checks, drafts and promissory notes to the order of the Corporation.

ARTICLE VIII.

SEAL

The seal of the Corporation shall be in the custody of the Secretary. It shall be circular in form and shall have engraved upon it the name of the Corporation arranged in a circle and the words and figures "Incorporated 1978 Delaware" across the center of the space enclosed.

ARTICLE IX

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation shall not be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (Business Combination with Interested Stockholders). This Article IX shall not be amended only by the affirmative vote of a majority of the Corporation's stockholders entitled to vote on such matter.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 31, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 FEB 10 PM 5:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Home Depot, Inc. (HD)
Investor Response to Company No Action Request
Established Topic: Simple Majority Vote

Ladies and Gentlemen:

This letter addresses the aggressive no action request to suppress an established shareholder proposal topic.

Many of the company objections are simply not valid, such as only the most management-favorable interpretations of current company business news items can be included in a shareholder proposal. Or that any reference to a company business news item must emphasize only a management-favorable slant or context. In other words the company is seeking concurrence for a fallacious theory that when an article contains text both favorable and critical of management, only the favorable text can be included in a shareholder proposal.

Furthermore the company clearly has the opportunity to address this proposal text in a management position statement which would accompany this proposal.

The numerous unsupported company ranting statements (including "immoral") detract from any credibility or professionalism for the company position.

The company misstated Allegheny Energy (December 24, 2002) which simply required the proponent to supplement the website reference with a hard-copy citation.

To address the text in question, shareholder proposal sections are numbered on the attached shareholder proposal and a corresponding number is marked on the supporting evidence. On certain numbered items text is included below.

2) The company does explain how it would be misleading to propose improved governance at a company which has good governance. The definition of good is not above-and-beyond any possible improvement.

4) The proponent believes that significant challenges facing the company combined with the restrictions on shareholder rights support a proposal which would allow greater shareholder rights.

4-4) The company apparently misreads "contrasted" in the proposal text.

5) The proposal names three examples of company governance provisions (which the company does not contest) that restrict the rights of shareholders. The company does not cite any section in Delaware General Corporation Law that specifies that certain governance provisions restrict shareholder rights and others do not.

The attached Corporate Governance Profile by Institutional Shareholder Services for the company states: "No shareholder right to act by written consent (Charter) (Adopted: May 30, 1984)." The company does not address this evidence. Furthermore the company does not claim that a Charter provision is superceded by a bylaw.

Further support for the proposal text is based on *Analysis of Key SEC No-Action Letters:*
Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

Sentence after Sentence

With the sentence after sentence of company objections, the company fails to address whether it fits this status: Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the most part, the company's objections to the proposal are argumentative and factually unsupported. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions appear to be insufficient grounds for the company no action request.

Sincerely,

John Chevedden
Shareholder

cc:
Robert Nardelli
Chairman

IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

(X) pending proposals	—2002— *# of proposals*	—2002— *Average vote+*	—2001— *# of proposals*	—2001— *Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001

1997

The Three Stages of Activism

The evolution of institutional activism falls into three distinct stages. During the early years (1987-1990) activists were intensely focused on takeovers and control. Proposals were designed to eliminate poison pills, golden parachutes, greenmail, fair price provisions, and other defensive practices that shareholders felt infringed on their rights and reduced the value of their investment. But activists were also pursuing a more important objective: defining a role for shareholders in corporate decisionmaking. The second stage (1990-1992) centered on reform of the proxy rules. Two issues — financial performance and board accountability — dominate the third and current stage of institutional activism.



John Wilcox: In the third stage.

Activists' goals, as well as their tactics, have matured. Proponents now target companies either for poor financial performance or egregious governance practices. The selection process, which utilizes quantitative performance measures and checklists of governance policies and standards, has become a central activity in activists' self-defined role as corporate overseers. The annual publication of the Council of Institutional Investors' "Focus 20" list of targeted underperformers is one of many such governance media events....Activism's growing focus on financial performance has transformed both the dialogue and the level of cooperation between companies and large activist institutions.

— **John Wilcox**, *chairman of Georgeson & Co. Inc., in "A 10-year Quest for Director Accountability" [Fall 1997]. He joined the firm, a specialist in proxy solicitations, investor analysis, and other advisory activities, in 1973.*

Investors Will Pay for Good Governance

There are three main reasons why investors will pay a premium for good governance:

• Some believe that a company with good governance will perform better over time, leading to a higher stock price. This group is primarily trying to capture upside, long-term potential.

• Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Also, when bad things do happen, they expect well-governed companies to rebound more quickly.

• Still others regard the recent increase in attention to governance as a fad. However, they tag along because so many investors do value governance. As this group sees it, the stock of a well-governed company may be worth more simply because governance is such a hot topic these days.

— **Robert Felton** *and* **Alec Hudnut** *of McKinsey & Co., and* **Jennifer Van Heeckeren**, *a professor at the University of Oregon, reporting on their study in "Putting a Value on Governance" [Spring 1997].*

Accounting's Impact on Governance

In the debate over corporate governance, and how to make corporate boards and managements more effective and responsive to long-term shareholder interests, we usually look to board structures, compensation patterns, independent oversight, and the like. The debate has thus far been waged without so much as a nod toward the day-in, day-out impact of our accounting standards. I will suggest that good financial accounting, the extensive disclosures mandated most often in the English-speaking world, and notably in the U.S., is an often overlooked but powerful tool for enhancing corporate performance. Our disclosure policies were adopted in order to make Wall Street fair and efficient. They also give substance to shareholder rights by providing the information essential to their exercise. But quite apart from these intended benefits, good disclosure has been a most efficient and effective mechanism for inducing managers to manage better. It provides the brightest light and the most objective, detailed, and textured portrait of managerial performance. Without it, neither the financial press, nor shareholders, nor markets could scrutinize that performance, except by inference from sketchy data or by reliance on inside information of uncertain quality and consistency.

— **Louis Lowenstein**, *professor emeritus of law and finance at Columbia University, in "A Governance Tool that Really Works" [Fall 1997]. Prior to joining the Columbia faculty in 1980, he was president of Supermarkets General Corp.*

Portrait by Jean Kristie

3

HOME DEPOT: HAMMERED



BY GENE G. MARCIAL

Home Depot is a fixer-upper stock with promise. The steaks at Outback may get their sizzle back. And Suez' assets are worth more than the stock shows

Home Depot (HD), No. 1 in home-improvement supplies, has been a dog among the large-caps—down 44% this year, despite the market's recent rally. "We've been trying to find a good reason why the stock has been hammered, and we can't," says John Waterman, chief investment officer at Rittenhouse Financial Services. Second only to Wal-Mart Stores in overall retail sales, Home Depot, with 1,400 warehouse-style outlets, has so far been free of the accounting and corporate-governance troubles plaguing so many blue chips. More important, says Waterman, the fundamentals are sound: Earnings are up, and the balance sheet has nearly $6 billion in cash and just $1.3 billion of debt.



RIPE FOR IMPROVEMENT
HOME DEPOT
50
40
30
20
0
APR. 15, '02
OCT. 16
▲DOLLARS
Data: Bloomberg Financial Markets

The boom in refinancing should give Home Depot a boost: Homeowners often spend their cash infusion on remodeling. But there's usually a six-month lag before the outlays, says Waterman, and the impact has not yet shown up in revenues. Sales for fiscal 2003, ending on Jan. 30, are forecast to rise 16% to 18%, to about $61 billion, helped by the opening of 200 new stores—and by 2%-to-4% same-store sales gains, says Standard & Poor's analyst Tuna Amobi, who rates the stock "accumulate" for the next 6 to 12 months. Gross margins should further benefit from an improved merchandise mix, he adds. Home Depot is launching EXPO Design Centers and other new-format stores and is expanding its overseas sales.

Waterman, who owns shares, is buying more, at the current price of 28—down from 52.60 in February. But he's frustrated that the stock trades at just 15 times 2003 earnings estimates. He thinks it deserves a higher p-e. Analyst Dana Telsey of Bear Stearns says that with Home Depot's "industry-leading position and strong track record," it should trade at 19 times her fiscal 2003 earnings estimate of $1.85, which translates to a price of 35. In 2002, she expects $1.57 a share, up from 2001's $1.29. She rates the stock "outperform."

OUTBACK TURNS UP THE FLAME

Value investor Scott Black was quick to snap up Outback Steakhouse (OSI) shares on Oct. 10, when it tumbled to 26, down from 40 in May. Many investors had lost their appetites for Outback as sales flattened in a weaker economy over the summer. The stock has since edged up—to nearly 28 on Oct. 16. Outback [...] 925 eateries in 49 states, including more [...] Carrabba's Italian Grill restaurants. System total sales are $2.3 billion.



BLACK: *"Outback is a cheap stock"*

Black, president of Delphi Management in Boston, who continues to buy shares, says Outback's sales and gross [...] during the [...] Sept. 25. Management sees a further 2% jump in same-restaurant sales, he adds. Gross profit margins, which dropped from 13.5% in 2001 to 11% in mid-2002, have snapped back recently to 12.5% to 13.5% because of lower food costs, notes Black. Food, 38.1% of sales in 2001, has fallen to 36.7%.

"Outback is a cheap stock," Black argues, based on projected 11%-to-12% sales growth and a price-earnings ratio of 11 times estimated 2003 earnings of $2.37 a share. The p-e is the lowest in the large-cap restaurant group, he says. Outback has net cash of $141 million and $5 million in free cash flow. He figures Outback will post earnings of $2 a share on sales of $2.3 billion in 2002, and $2.37 on $2.6 billion in 2003. The stock, he says, could get back to 40 based on 16 times his 2003 earnings estimate.

SMOOTHER SAILING FOR SUEZ?

What's the appeal of Paris conglomerate Suez (SZE)? Although conglomerates have all but lost their luster on the Street, investment outfit Franklin Mutual Advisers has accumulated 1 million shares. "It is a conglomerate with valuable assets worldwide, trading at a big discount to its true worth," says Franklin's Timothy Rankin. Suez is a global supplier of water-related services, gas and electricity, and waste management. Its Big Board shares have been pummeled from 34 a year ago to 17—given the soggy U.S. economy and market slump, and heavy exposure in Latin America.



VERY WATERED DOWN
SUEZ
30
25
20
15
0
APR. 15, '02
OCT. 16
▲DOLLARS
Data: Bloomberg Financial Markets

Suez has been selling noncore assets and plans to complete such sales by 2004. The assets for sale are worth $8 billion to $10 billion, says CEO Gerard Mestrallet. On a sum-of-the-parts valuation, Suez is worth as much as 37 a share, analysts figure. Analyst Raimundo Fernandez-Cuestas of UBS Warburg in Paris rates the stock a strong buy and figures Suez will earn 92¢ in 2002 and $1.30 in 2003. He says Suez offers "very substantial upside in the longer term."

BusinessWeek online

Read Gene Marcial's Inside Wall Street Online column Tuesday afternoons at www.businessweek.com/today.htm. And see him Fridays at 1:40 p.m. EST on CNNfn's *The Money Gang.*

Unless otherwise noted, neither the sources cited in Inside Wall Street nor their firms hold positions in the stocks under discussion. Similarly, they have no investment banking or other financial relationships with them.

PHOTOGRAPH BY JAMES KEYSER; MARNIE CRAWFORD SAMUELSON; CHARTS BY ERIC HOFFMANN/BW

4-2

Reuters

Home Depot Profit Rises, but Outlook Weak

Tuesday November 19, 5:11 pm ET
By Karen Jacobs

GE	27.15	+0.80	News
HD	26.09	+1.07	News
LOW	41.50	+1.85	News

View ... Quotes
...ins
by Reuters

4-3

ATLANTA (Reuters) - Home Depot Inc. (NYSE:HD - News), the world's largest home-improvement retailer, on Tuesday reported a 21 percent rise in quarterly profit as it cut costs, but a weak outlook sent its shares down 13 percent, pressuring the market.

The company, which is revamping its business as chief rival Lowe's Cos. (NYSE:LOW - News) moves into its most lucrative markets, said it expects earnings for the current quarter to miss Wall Street consensus estimates by 1 cent a share.

Home Depot also said sales for the full year will fall short of longer-term growth goals.

Although profit for the quarter ended Nov. 3 was in line with analysts' average estimate compiled by Thomson First Call, sales at stores open at least a year, a key measure of retail performance, fell 2 percent. In August, Home Depot had forecast a rise of 2 percent to 4 percent in comparable-store sales.

What's more, Chairman Robert Nardelli told a conference call that Home Depot would not meet its longer-term sales growth goal of 15 percent to 18 percent this year. He cited disruptions in customer traffic as the retailer rolls out new assortments in bath hardware, rugs and other categories to give older stores a fresh look.

Home Depot's results contrasted sharply with Lowe's, which on Monday topped Wall Street estimates with a 35-percent increase in third-quarter profit and said fourth-quarter earnings would beat analyst forecasts as a strong housing market lifts sales. Lowe's same-store sales were up 4 percent.

4-4

DRAMATIC CHANGE

Analysts said the differing results showed the level of dramatic change under way at Home Depot. The chain has centralized merchandising, consolidated regional divisions, cut full-time payroll, and is overhauling its technology systems to improve profitability.

"You've got one company which is continuing to execute the business plan it's had for years in Lowe's, whereas Home Depot is in a period of repositioning its business," said Midwest Research analyst Eric Bosshard. "As a result, things at Home Depot are getting worse before they get better."

4-7

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Nardelli, who has focused on cutting costs since he arrived from General Electric Co. (NYSE:GE - News), said the changes were paying off with expanded gross profit margins and better expense control, even as some stores struggle with them.

The operational initiatives "weren't all perfect, but they're moving in the right direction and it sure is better than doing nothing," Nardelli said.

The retailer said sales were hurt partly by lower lumber prices, new product roll-outs and lower sales of energy-efficient windows and doors. It cited a sluggish retail environment and said it remains cautious about the economy into next year.

But much of the sales weakness came from Home Depot's strategy to place several stores in a single market. Chief Financial Officer Carol Tome said Home Depot had cannibalized 22 percent of its stores in the third quarter, hurting same-store sales by an estimated 4 percent. 4-6

Some analysts said new Lowe's stores, which get high marks for customer service, are also hurting Home Depot sales. 4-5

"It seems logical that Lowe's is putting pressure on them," said analyst Barbara Allen of Arnhold and S. Bleichroeder. She said the areas where Home Depot indicated it was having the most problems with cannibalization -- the West Coast and Northeast -- are major regions Lowe's has entered in the past year.

Atlanta-based Home Depot has over 1,470 stores in the United States, Canada and Mexico, while Lowe's, of Wilkesboro, North Carolina, operates over 800 stores in 43 states.

Home Depot expects the current sales weakness to continue. For the fourth quarter, it forecast a 3 percent to 5 percent drop in same-store sales against a year-earlier rise of 5 percent.

For the third quarter, Home Depot had net income of $940 million, or 40 cents a diluted share, compared with $778 million, or 33 cents a share, a year earlier. Total sales rose 9 percent to $14.5 billion, aided by new stores and strength in appliances, paint and flooring.

The company said it sees earnings of 31 cents a share for the fourth quarter, one cent below the First Call consensus.

Home Depot shares closed down $3.69, or 12.9 percent, at $24.91 and are off more than 50 percent year to date. Lowe's stock, which eased $1.72, or 4.3 percent, to $38.98, has fallen about 15 percent this year.

(H-2)

CORPORATE GOVERNANCE PROFILE

GOVERNANCE PROVISIONS

Classified board (Charter) (Adopted: May 30, 1984)[1]

D&O indemnification and liability protection for acts made in good faith (Adopted: May 27, 1987)

Fair price provision with supermajority (80%) shareholder vote requirement (Charter) (Adopted: May 30, 1984)

No shareholder right to act by written consent (Charter) (Adopted: May 30, 1984)

No shareholder right to call a special meeting (Charter)

Supermajority vote requirement to approve certain business combinations (Charter)

GOVERNANCE MILESTONES

Adopted policy requiring directors be paid 25% in stock

Adoption of lead director principle when applicable

Board must comprise a majority of independent outsiders (Bylaw)

SEVERANCE AGREEMENTS

None

STATE STATUTES: Delaware

Labor contract provision

(5)

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:

    a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
    b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common *shares having on a pro forma basis 20 percent or more of the combined voting power of the* outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
    c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
    d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
    e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.

6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the ... board should submit the proposal to a binding vote at the next shareholder meeting. This policy (6) ply if the resolution requested the sale of the company and within the past six months the boar... n investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on

(1) **3 – Allow Shareholder Vote on any Poison Pill**
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Harvard Report

(2) A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

(3) Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

(4) **Challenges Faced by our Company**

I believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have an expanded role in voting, particularly in voting on any poison pill that may be considered by our company. A poison pill may be more likely to be considered by our management since our share price is down substantially.
Home Depot challenges include:

1) Home Depot shares fell more than 50% in 2002.
2) Home Depot has been a dog among large-caps, *Business Week*.
3) Weak outlook sends Home Depot shares down 13% in one day, November 19, 2002.
4) Home Depot results contrasted sharply with Lowe's which topped Wall Street estimates.
5) Lowe's stores, with high marks for customer service, are hurting Home Depot sales.
6) New Home Depot stores cannibalized 22% of existing stores.
7) Things are getting worse at Home Depot before they get better, says analyst.

(5) I believe that a shareholder vote on any poison pill can be viewed as part of a larger issue – maximization of shareholder opportunity to give guidance to management when necessary. Currently we are subject to these shareholder restrictions:

1) No cumulative shareholder voting.
2) Shareholder ballots are not confidential.
3) No shareholder right to act by written consent.
4) No shareholder right to call a special meeting.

(6) **Council of Institutional Investors Recommendation**

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills.

Allow Shareholder Vote on any Poison Pill
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

MEREDITH B. CROSS
(202) 663-6644
MEREDITH.CROSS@WILMER.COM

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, DC 20037-1420
TELEPHONE (202) 663-6000
FACSIMILE (202) 663-6363
WWW.WILMER.COM

399 PARK AVENUE
NEW YORK, NY 10022-4697
TELEPHONE (212) 230-8800
FACSIMILE (212) 230-8888

100 LIGHT STREET
BALTIMORE, MD 21202-1036
TELEPHONE (410) 986-2800
FACSIMILE (410) 986-2828

1600 TYSONS BOULEVARD
10TH FLOOR
TYSONS CORNER, VA 22102-4859
TELEPHONE (703) 251-9700
FACSIMILE (703) 251-9797

4 CARLTON GARDENS
LONDON SW1Y5AA, ENGLAND
TELEPHONE 011 (44) (20) 7872-1000
FACSIMILE 011 (44) (20) 7839-3537

RUE DE LA LOI 15 WETSTRAAT
B-1040 BRUSSELS, BELGIUM
TELEPHONE 011 (32) (2) 285-4900
FACSIMILE 011 (32) (2) 285-4949

FRIEDRICHSTRASSE 95
D-10117 BERLIN, GERMANY
TELEPHONE 011 (49) (30) 2022-6400
FACSIMILE 011 (49) (30) 2022-6500

March 4, 2003

By Hand

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. - Notice of Intent to Omit Stockholder Proposal -- Response to Proponent Letter

Ladies and Gentlemen:

On behalf of The Home Depot, Inc., a Delaware corporation ("Company"), we are filing this letter in response to a letter (the "Proponent Response") dated January 31, 2003 from John Chevedden (the "Proponent") responding to our letter ("Initial Letter") dated January 28, 2003.[1] After reviewing the Proponent Response, the Company continues to believe that it may exclude the entire stockholder proposal (the "Stockholder Proposal") of the Proponent from the proxy materials for the Company's 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials") in accordance with Rules 14a-8(i)(3) and 14a-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").[2]

The Proponent Response does not refute in any way the demonstration in our Initial Letter that the supporting statement for the Stockholder Proposal is misleading. In the Proponent Response, the Proponent has provided sources for some of his statements, but the absence of sources was not the primary basis for excluding the Stockholder Proposal. Rather, those statements, whatever their source, are out of context, irrelevant to the Stockholder Proposal or otherwise misleading. In addition, we note that the Proponent does not propose to revise the statement to provide additional information as to the source of his statements. Notwithstanding

[1] Although the Proponent's letter to the SEC was dated January 31, 2003, the copy sent to the Company was post-marked February 14, 2004 and was not received by the Company until February 18, 2003.

[2] In accordance with Rule 14a-8(j), six copies of this letter are enclosed.

the fact that the Proponent has provided sources for certain statements in the Proponent Response, the statement continues to include:

- inflammatory statements that are taken out of context;[3]

- discussions of business operations that are not relevant to the issue of shareholder votes on poison pills;

- references to general recommendations, studies or policies that do not apply to the Company's specific circumstances;[4] and

- unsupported implications or characterizations of the Company's practices, such as the implication that the Company practices poor corporate governance and the characterization of certain practices as "shareholder restrictions" without any reference to practices by other companies.

The Proponent Response suggests that the Company should simply correct the inaccuracies and deficiencies in a management response to the proposal in the proxy statement. As we noted in our Initial Letter, such a course is not required by the rule where the inaccuracies and deficiencies are so pervasive that the statement as a whole is misleading. Rather, Rule 14a-8(i)(3), Rule 14a-9 and Staff Legal Bulletin No. 14 clearly permit the Company to exclude the proposal in its entirety in such a case. The Stockholder Proposal is just the type of proposal that demonstrates the need for this rule. In order to correct the inaccuracies and deficiencies in the Stockholder Proposal, the management response could need to go into the type of detail included in the Initial Letter. Such a response would clearly be impractical and would not serve the ends of good corporate governance.

We note that the Proponent correctly points out that the Company's Restated Certificate of Incorporation includes a provision requiring that any action of the stockholders must be taken at an annual or special meeting, and not by written consent. We erroneously missed this difference between the Company's charter and bylaws, and agree that the provision of the charter supercedes the bylaw provision.

---

[3] Indeed, the *Business Week* article attached to the Proponent Response demonstrates clearly that the article including the characterization of Home Depot as "a dog among large-caps" goes on to question why the Company's stock price had declined, citing numerous positive factors.

[4] For example, the abstract for the academic study attached to the Proponent Response notes that it studied 24 different provisions as applied to about 1500 firms. The proponent does not discuss how the other 23 provisions apply to the Company, how the Company may score on the "Governance Index" described by the study, or whether the provisions relating to poison pills had a specific impact measured by the study. It is also interesting to note that the selection of the Institutional Investors Council website attached to the Proponent Response is preceded by a statement recognizing that "situations vary and Council members only raise policy issues in particular situations when underlying facts warrant." See the fifth paragraph of the Council's statement at http://www.cii.org/corp_governance.asp.

Based on the reasons set forth in our Initial Letter and above, the Company continues to believe that it may exclude the entire Stockholder Proposal in accordance with Rules 14a-8(i)(3) and 14a-9 under the Exchange Act and requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Stockholder Proposal from the 2003 Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to the issuance of its response.

We would greatly appreciate the Staff's response at its earliest convenience. As we noted in our Initial Letter, in light of the number of proxy statements that the Company needs to prepare for mailing, the Company will need to know the complete contents of the 2003 Proxy Materials on or about April 1, 2003.

By copy of this letter the Company is also concurrently notifying the Proponent of the Company's continued intention to omit the Stockholder Proposal from the 2003 Proxy Materials. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff.

Should you have any questions relating to this submission, please contact the undersigned at (202) 663-6644 or David M. Lynn of our office at (410) 986-2802.

Very truly yours,

Meredith B. Cross

Meredith B. Cross

Enclosures

Copy to:
Mr. John Chevedden (via FedEx)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
7th copy for date-stamp return

March 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Home Depot, Inc. (HD)
Investor Response to 2nd Company No Action Request Letter
Established Topic: Poison Pill

Ladies and Gentlemen:

This is in addition to the January 31, 2003 shareholder response to the company no action request.

Contrary to supporting the company position the company March 4, 2003 letter introduces new fallacious claims:
1) The company uses a form of entrapment by berating the proponent for not changing text which the company could then claim was untimely changed.
2) The company claims that a challenging business environment is totally unrelated to sound governance principles.
3) The company claims that it is mandatory that any discussion of company restrictions must contain a discussion of "practices by other companies."
4) The company claims that citing an undisputed negative point from an article that cites other positive and negative points amounts to "out of context."

Additionally the company:
5) Admits "We erroneously missed this difference between the Company's charter and bylaws …."
6) Fails to address that a shareholder vote regarding a poison pill is potentially the most important right among the shareholder rights studied in the Harvard report.

For the above reasons, and the reasons in the January 31, 2003 shareholder response, this is to respectfully request that the Office of Chief Counsel not agree with the company no action request.

Sincerely,

John Chevedden
Shareholder

cc:
Robert Nardelli
Chairman

3 – Allow Shareholder Vote on any Poison Pill
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Challenges Faced by our Company

I believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have an expanded role in voting, particularly in voting on any poison pill that may be considered by our company. A poison pill may be more likely to be considered by our management since our share price is down substantially.

Home Depot challenges include:

1) Home Depot shares fell more than 50% in 2002.
2) Home Depot has been a dog among large-caps, *Business Week.*
3) Weak outlook sends Home Depot shares down 13% in one day, November 19, 2002.
4) Home Depot results contrasted sharply with Lowe's which topped Wall Street estimates.
5) Lowe's stores, with high marks for customer service, are hurting Home Depot sales.
6) New Home Depot stores cannibalized 22% of existing stores.
7) Things are getting worse at Home Depot before they get better, says analyst.

I believe that a shareholder vote on any poison pill can be viewed as part of a larger issue – maximization of shareholder opportunity to give guidance to management when necessary. Currently we are subject to these shareholder restrictions:

1) No cumulative shareholder voting.
2) Shareholder ballots are not confidential.
3) No shareholder right to act by written consent.
4) No shareholder right to call a special meeting.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills.

Allow Shareholder Vote on any Poison Pill
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2003

The proposal recommends that the "Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote."

We are unable to concur in your view that Home Depot may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";
- specifically identify the persons or entities referenced in the sentences that begin "Certain governance experts believe . . ." and end ". . . bad things happening to a company" and provide factual support in the form of a citation to a specific source;
- delete the discussion that begins "2) Home Depot has been a dog . . ." and ends ". . . before they get better, says analyst"; and
- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced.

Accordingly, unless the proponent provides Home Depot with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Home Depot omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor